Free Writing Prospectus, dated February 18, 2026

Filed pursuant to Rule 433 under the Securities Act of 1933

Relating to the Preliminary Prospectus, dated February 11, 2026 and the Preliminary Term Sheet, dated February 11, 2026

Registration Statement Nos. 333-291629

and 333-291629-01

CenterPoint Energy Restoration Bond Company III, LLC

(the “Issuing Entity”)

PRICING TERM SHEET

$1,193,474,000 Series 2026-A Senior Secured System Restoration Bonds

Issuing Entity:	CenterPoint Energy Restoration Bond Company III, LLC

Sponsor, Depositor and Initial Servicer:	CenterPoint Energy Houston Electric, LLC (“CenterPoint Houston”)

Trustee:	U.S. Bank Trust Company, National Association

Joint Bookrunners:	Citigroup Global Markets Inc. J.P. Morgan Securities LLC Morgan Stanley & Co. LLC BofA Securities, Inc.

Senior Co-Managers:	Mizuho Securities USA LLC Scotia Capital (USA) Inc.

Co-Managers:	Loop Capital Markets LLC Academy Securities, Inc.

Expected Ratings (Moody’s/S&P):	Aaa (sf)/ AAA (sf)(1)

Closing Date / Settlement Date:	February 26, 2026 (T+6)

The Issuing Entity expects to deliver the system restoration bonds against payment for the system restoration bonds on or about February 26, 2026, which will be the sixth business day following the date of pricing of the system restoration bonds. Since trades in the secondary market generally settle in one business day, purchasers who wish to trade system restoration bonds on the date of pricing or the succeeding four business days will be required, by virtue of the fact that the system restoration bonds initially will settle in T + 6, to specify alternative settlement arrangements to prevent a failed settlement.

Payment Dates(2):	June 15 and December 15, commencing December 15, 2026

Applicable Time:	2:36 PM (Eastern Time) on February 18, 2026

Proceeds:	The total initial price to the public is $1,193,442,721. The total amount of the underwriting discounts and commissions is $4,773,896. The total amount of proceeds to the Issuing Entity before deduction of expenses (estimated to be $4.9 million) is $1,188,668,825.

Securitizable Balance (as of February 18, 2026):	$1,183.8 million

(1)	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
(2)	In any case where the date on which payment is due shall not be a Business Day, then payment may be made on the next Business Day.

Tranche	Expected weighted average life (years)	Principal amount offered	Scheduled final payment date	Final maturity date	Interest Rate	Initial price to public	Underwriting discounts and commissions	Proceeds to Issuing Entity (before expenses)
A-1	2.51	$298,370,000	12/15/2030	12/15/2031	3.899%	99.99859%	0.40%	$297,172,312.98
A-2	7.05	$397,825,000	6/15/2035	6/15/2036	4.480%	99.99442%	0.40%	$396,211,501.37
A-3	11.78	$497,279,000	12/15/2039	12/15/2040	4.864%	99.99902%	0.40%	$495,285,010.67

Tranche	CUSIP	ISIN
A-1	15202G AA6	US15202GAA67
A-2	15202G AB4	US15202GAB41
A-3	15202G AC2	US15202GAC24

INITIAL SYSTEM RESTORATION CHARGE

The system restoration charges will be adjusted annually, or more frequently under certain circumstances, by the servicer in accordance with its filings with the Public Utility Commission of Texas (the “PUCT”). CenterPoint Houston estimates that, on an annualized basis, the initial system restoration charges (i) would represent approximately 1.25% of the total bill received by a 1,000 kWh residential customer served at distribution voltage of the largest retail electric provider (“REP”) in CenterPoint Houston’s service territory as of February 2026; and (ii) would represent approximately 1.22% of the total bill received by a 1,000 kWh residential customer served at distribution voltage in CenterPoint Houston’s service territory as of February 2026 (based on the average of offered rates at distribution voltage published on the PUCT website for REPs operating in CenterPoint Houston’s service territory). CenterPoint Houston estimates that, on an annualized basis, the aggregate initial system restoration charge for (1) the system restoration bonds and (2) the Series 2025-A Senior Secured System Restoration Bonds issued by CenterPoint Energy Restoration Bond Company II, LLC in September 2025 would represent approximately 1.68% of the total bill received by a 1,000 kWh residential customer based on rates as of February 2026.

The initial system restoration charges will be imposed on retail customers served at distribution voltage in CenterPoint Houston's service territory at the following initial system restoration charge rates for the applicable system restoration charge customer class:

System Restoration Charge Customer Rate Class	Initial System Restoration Charge Rate
Residential	$0.002848 per kWh

Secondary ≤ 10kVA	$0.002842 per kWh

Secondary > 10 kVA	$0.495587 per billing kVA

Primary Service	$0.276257 per billing kVA

Lighting Services	$0.067352 per kWh

CENTERPOINT HOUSTON’S FINANCING ORDER

Page 53 of the preliminary prospectus is hereby updated as follows:

Interim True-Ups.

The financing order also authorizes more frequent interim true-up adjustments. The procedures for interim true-up adjustments to the system restoration charges are set forth within the financing order and the servicing agreement. Pursuant to the servicing agreement, at the beginning of CenterPoint Houston’s billing cycle for June and December, beginning in June 2026, and at least every three months beginning twelve months prior to the last scheduled final payment date of the system restoration bonds, the servicer shall update the data and assumptions underlying the calculation of the system restoration charges, and interim true-ups as required in the servicing agreement will be performed as necessary to ensure that the amount collected from system restoration charges is sufficient to pay principal and interest on the system restoration bonds and ensure timely and complete payment of other required amounts and charges in connection with the system restoration bonds. Additionally, interim true-up adjustments may be made by the servicer more frequently at any time during the term of the system restoration bonds (i) if the servicer forecasts that the amount to be collected from system restoration charges during the current calculation period will be insufficient to make all scheduled payments of principal, interest and other amounts in respect of the system restoration bonds and ensure timely and complete payment of other required amounts and charges in connection with the system restoration bonds during such period, (ii) to replenish any funds drawn from the capital subaccount and (iii) generally to correct any forecasted under-collection of system restoration charges to assure timely payment of the system restoration bonds.

THE SERVICING AGREEMENT

The first sentence on Page 125 of the preliminary prospectus is hereby updated as follows:

Annual True-Ups and Filings.   Among other things, the servicing agreement will require the servicer to file adjustment requests annually and, if necessary, semi-annually (or quarterly in the thirteenth and fourteenth years) to ensure the expected recovery of amounts sufficient to provide timely payment of principal and interest on the system restoration bonds.

EXPECTED AMORTIZATION SCHEDULE

OUTSTANDING PRINCIPAL BALANCE

Payment Date	Tranche A-1 Balance	Tranche A-2 Balance	Tranche A-3 Balance
Initial Principal Amount	$298,370,000.00	$397,825,000.00	$497,279,000.00
12/15/2026	247,344,260.10	397,825,000.00	497,279,000.00
6/15/2027	214,501,931.93	397,825,000.00	497,279,000.00
12/15/2027	180,976,319.12	397,825,000.00	497,279,000.00
6/15/2028	146,753,205.93	397,825,000.00	497,279,000.00
12/15/2028	111,818,080.88	397,825,000.00	497,279,000.00
6/15/2029	76,156,130.54	397,825,000.00	497,279,000.00
12/15/2029	39,752,233.34	397,825,000.00	497,279,000.00
6/15/2030	2,590,953.05	397,825,000.00	497,279,000.00
12/15/2030	-	362,481,532.32	497,279,000.00
6/15/2031	-	323,671,824.63	497,279,000.00
12/15/2031	-	283,960,179.33	497,279,000.00
6/15/2032	-	243,325,635.39	497,279,000.00
12/15/2032	-	201,746,744.65	497,279,000.00
6/15/2033	-	159,201,560.49	497,279,000.00
12/15/2033	-	115,667,626.26	497,279,000.00
6/15/2034	-	71,121,963.39	497,279,000.00
12/15/2034	-	25,541,059.31	497,279,000.00
6/15/2035	-	-	476,179,855.03
12/15/2035	-	-	428,411,318.69
6/15/2036	-	-	379,432,088.80
12/15/2036	-	-	329,211,480.34
6/15/2037	-	-	277,718,030.55
12/15/2037	-	-	224,919,479.27
6/15/2038	-	-	170,782,748.71
12/15/2038	-	-	115,273,922.72
6/15/2039	-	-	58,358,225.53
12/15/2039	-	-	-

EXPECTED SINKING FUND SCHEDULE

Date	Tranche A-1 Principal Payment Amount	Tranche A-2 Principal Payment Amount	Tranche A-3 Principal Payment Amount
12/15/2026	$51,025,739.90	-	-
6/15/2027	32,842,328.17	-	-
12/15/2027	33,525,612.81	-	-
6/15/2028	34,223,113.19	-	-
12/15/2028	34,935,125.05	-	-
6/15/2029	35,661,950.34	-	-
12/15/2029	36,403,897.20	-	-
6/15/2030	37,161,280.29	-	-
12/15/2030	2,590,953.05	$35,343,467.68	-
6/15/2031	-	38,809,707.69	-
12/15/2031	-	39,711,645.30	-
6/15/2032	-	40,634,543.94	-
12/15/2032	-	41,578,890.74	-
6/15/2033	-	42,545,184.16	-
12/15/2033	-	43,533,934.23	-
6/15/2034	-	44,545,662.87	-
12/15/2034	-	45,580,904.08	-
6/15/2035	-	25,541,059.31	$21,099,144.97
12/15/2035	-	-	47,768,536.34
6/15/2036	-	-	48,979,229.89
12/15/2036	-	-	50,220,608.46
6/15/2037	-	-	51,493,449.79
12/15/2037	-	-	52,798,551.28
6/15/2038	-	-	54,136,730.56
12/15/2038	-	-	55,508,825.99
6/15/2039	-	-	56,915,697.19
12/15/2039	-	-	58,358,225.53
Total Payments	$298,370,000.00	$397,825,000.00	$497,279,000.00

In no event shall the scheduled final payment date for any tranche of the system restoration bonds exceed 14 years from the date of issuance of the system restoration bonds. The legal final maturity of any tranche of the system restoration bonds shall not exceed 15 years from the date of issuance of the system restoration bonds.

Weighted Average Life Sensitivity

		-5% (5.34 Standard Deviations from Mean)		-15% (11.71 Standard Deviations from Mean)
Tranche	Expected Weighted Average Life (Years)	Weighted Average Life (Years)	Change (Days)(1)	Weighted Average Life (Years)	Change (Days)(1)
A-1	2.51	2.51	0	2.52	3
A-2	7.05	7.05	0	7.05	0
A-3	11.78	11.78	0	11.78	0

(1) Number is rounded to whole days

There can be no assurance that the weighted average lives of the various tranches of the system restoration bonds will be as shown in the above table.

For the purposes of preparing the chart above, the following assumptions, among others, have been made: (i) the forecast error is constant over the life of the system restoration bonds and is equal to an overestimate of electric customer counts of 5% (5.34 standard deviations from the mean) or 15% (11.71 standard deviations from the mean) as stated in the chart above, (ii) the servicer makes timely and accurate filings to true-up the system restoration charges annually, (iii) customer charge-off rates are held constant at approximately 1.88% for all customers, (iv) REPs remit all system restoration charges 35 calendar days after such charges are billed, (v) the system restoration bonds are issued on February 26, 2026, (vi) there is no acceleration of the final maturity date of the system restoration bonds, and (vii) operating expenses are equal to projections. There can be no assurance that the weighted average lives of the system restoration bonds will be as shown above.

Subject to the terms and conditions in the underwriting agreement among the Issuing Entity, CenterPoint Houston and the underwriters, for whom Citigroup Global Markets Inc., J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC and BofA Securities, Inc. are acting as representatives, the Issuing Entity has agreed to sell to the underwriters, and the underwriters have severally agreed to purchase, the principal amount of the system restoration bonds listed opposite each underwriter’s name below:

Underwriter	Tranche A-1	Tranche A-2	Tranche A-3
Citigroup Global Markets Inc.	$149,181,000	$198,917,000	$248,638,000
J.P. Morgan Securities LLC	32,821,000	43,760,000	54,701,000
Morgan Stanley & Co. LLC	32,821,000	43,760,000	54,701,000
BofA Securities, Inc.	32,821,000	43,760,000	54,701,000
Mizuho Securities USA LLC	17,903,000	23,869,000	29,837,000
Scotia Capital (USA) Inc.	17,903,000	23,869,000	29,837,000
Loop Capital Markets LLC	7,460,000	9,945,000	12,432,000
Academy Securities, Inc.	7,460,000	9,945,000	12,432,000

Total	$298,370,000	$397,825,000	$497,279,000

The underwriters may allow, and dealers may reallow, a discount not to exceed the percentage listed below for each tranche of the system restoration bonds.

	Selling Concession	Reallowance Discount
Tranche A-1	0.240%	0.120%
Tranche A-2	0.240%	0.120%
Tranche A-3	0.240%	0.120%

After the initial public offering, the public offering prices, selling concessions and reallowance discounts may change.

CenterPoint Houston and the Issuing Entity have filed a registration statement with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus filed by CenterPoint Houston and the Issuing Entity dated February 11, 2026 and other documents CenterPoint Houston and the Issuing Entity have filed with the SEC for more complete information about the Issuing Entity and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, CenterPoint Houston, the Issuing Entity, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling CenterPoint Houston at 1-713-207-1111, by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146, by calling J.P. Morgan Securities LLC toll-free at 1-800-408-1016, by calling Morgan Stanley & Co. LLC toll-free at 1-866-718-1649 or by calling BofA Securities Inc. at 1-800-294-1322 or by email at dg.prospectus_requests@bofa.com.